URANIUM STRATEGIES INC.
                                 31 WALMER ROAD
                                     SUITE 6
                        TOTONTO, ONTARIO, CANADA M5R 2W7

                         -----------------------------

               INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
             THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14f-1

                       NOTICE OF CHANGE IN THE COMPOSITION
                            OF THE BOARD OF DIRECTORS

                                 AUGUST 15, 2003
                                -----------------


     This Information Statement is being furnished to holders of record of the common stock, par value $.001 per share, of Uranium Strategies Inc., a Nevada corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act.


     No vote or other action by our stockholders is required in response to this Information Statement. Proxies are not being solicited.


                                  INTRODUCTION

     We anticipate that, following the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our stockholders, that there will be a change of control caused by the sale of 1,000,000 shares of common stock owned by Mr. Thomas Skimming and his family members and Mr. Joel Roff to Mr. John R. Ayling and the appointment of Mr. Ayling and Mr. Michael D. Slates as officers and directors of the USI.

     Because of the change in the composition of our board of directors and the sale of securities by significant holders to new management, there will be a change in control of our company on the date the transactions are completed.

     As of August 12, 2003, we had issued and outstanding 3,510,000 shares of common stock, our only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held. Each share of common stock is entitled to one vote.

     Please read this Information Statement carefully. It describes the terms of the change of control transaction and contains certain biographical and other information concerning our executive officers and directors after completion of the transaction.

                                CHANGE OF CONTROL


     On or after August 25, 2003, Thomas Skimming and his family members and Mr. Joel Roff owning an aggregate of 1,100,000 shares of common stock, representing 31.3% of the outstanding common stock, agreed in principal to sell the shares to Mr. John R. Ayling. In connection with the sale, Mr. Skimming the president of USI and a director, obtained the commitment of USI to appoint Messrs. Ayling and Slates as directors of USI after which Mr. Skimming and Mr. Joel Roff would resign as officers and directors and to bring the company current in its SEC reports. The sale of the common stock is conditioned on the company being current in its SEC reports and the fulfillment of the Section 14(f) requirements, among other things.


                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT


     The following table sets forth the number of shares of common stock beneficially owned as of August 12, 2003 by (i) those persons or groups known to beneficially own more than 5% of our common stock prior to the closing of the change of control transaction, (ii) those persons or groups known to beneficially own more than 5% of our common stock on and after the closing of the change of control transaction, (iii) each current director and each person that will become a director upon the closing of the change of control transaction, (iv) our chief executive officer and each executive officer whose compensation exceeded $100,000 in the fiscal year ended December 31, 2002, (v) all current directors and executive officers as a group and (vi) all directors and executive officers as a group on and after the change of control transaction. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares. The business address of Messrs. Thomas Skimming and Joel Roff is 31 Walmer Road, Suite 6, Toronto, Ontario, Canada M5R 2W7 and the business address of Messrs. John R. Ayling and Michael D. Slates is P.O. Box 525, Perrysburg, OH 43552.


                                                              Before Closing                 After Closing of
                                                               of Stock Sale                  Stock Sale (1)
                                                              --------------                 ----------------

                                                         Amount and                      Amount and
                                                         Nature of                       Nature of
                                                         Beneficial       Percent        Beneficial     Percent
Name and Address of Beneficial Owner                     Ownership       of Class        Ownership      of Class
------------------------------------                     ---------       --------        ---------      ---------
Thomas Skimming(2)                                          1,000,000      28.5%               -0-            -0-
Joel Roff                                                     100,000       2.8%               -0-            -0-
John R. Ayling                                                    -0-        -0-         1,100,000          31.3%
Michael D. Slates                                                 -0-        -0-               -0-            -0-
All executive officers and directors as a group             1,100,000      31.3%         1,100,000          31.3%
(two persons prior to and two persons on and
after consummation of the stock sale)
---------------------

*        Less than 1%.
                                       2

(1)  Based on 3,510,000 shares outstanding on August 12, 2003.

(2) Includes 500,000 shares owned of record by Bistra Kileva, the wife of Mr. Skimming.


                 EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     Effective upon the completion of the change of control transaction following the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our stockholders, our board of directors will be reconstituted and continue to be fixed at two directors. On that date Thomas Skimming and Joel Roff will resign as directors and John R. Ayling and Michael D. Slates will be appointed as directors and shall constitute the entire board of directors immediately following the closing of the transaction. The following tables set forth information regarding our current executive officers, directors and key employees and our proposed executive officers and directors after completing the transaction under the purchase agreement. If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by John
R. Ayling prior to the date the new directors take office.


     Each member of our board of directors serves a term of one year or from the date of election until the end of the designated term and until the successor is elected and qualified.


Current Executive Officers, Directors and Key Employees

Name                                              Age     Position
----                                              ---     --------

Thomas Skimming..............................      68     President and Director
Joel Roff....................................      30     Director


     Thomas Skimming has been the president and director of Uranium Strategies since September 2000. Mr. Skimming has been president and chief engineer of Thomas Skimming & Associates Limited, a mineral exploration and mining consulting firm. He also has been acting as an independent mining consultant since 1972. From 1959 to 1967, he was the chief geologist for Selco Exploration Company Limited, the Canadian subsidiary of Selection Trust of London, England. From 1968 to 1972, he was chief exploration geologist for McIntyre Porcupine Mines Limited which held a controlling interest in Falconbridge Nickel mines Limited and was responsible for the company's worldwide exploration activities, principally in Canada, the United States, Australia, New Zealand, Africa and Southeast Asia.

     Mr. Skimming was the founder, vice-chairman and director of Royex Gold Mining Corporation from 1974 to 1988, director of International Corona Resources Ltd. from 1984 to 1986, and chairman, chief executive officer and director of United Coin Mines Limited from 1987 through 1992. He was also chief executive officer, president and a director of the general partner and a director of the National Exploration Fund, which invested in the exploration and development of Canadian mineral resources.

     Joel Roff has been a director of Uranium Strategies since September 2000. Mr. Roff has five years experience in information technology as a market analyst and quality assurance expert. From May 1996 to May 2000, Mr. Roff worked in various analyst and quality assurance positions with Gavel & Gown Software in

Toronto, Ontario. From May 2000 to November 2001, Mr. Roff was the quality assurance manager for Hotline Communications in Toronto, Ontario. Mr. Roff is currently the Quality Assurance Manager at OpenCola in Markham, Ontario. Prior to stating work at Gavel & Gown, who was a student at the University of Toronto. Mr. Roff holds an Honours Bachelor of Arts, Specialization in History from the University of Toronto.


Executive Officers and Directors After the Change of Control Transaction

Name                                               Age    Position
----                                               ---    --------

John R. Ayling...............................       59    Chairman of the Board,
                                                          President and Director
Michael D. Slates............................       42    Secretary, Treasurer
                                                          and Director


     John R. Ayling will be chairman of the board president and a director of USI. Since 1989 to present, he has served as president of Continental Capital Management, Inc., a Sylvania, Ohio money management firm. Mr. Ayling is a NASD registered representative and holds Series 7, 24 and 63 licenses. Mr. Ayling has launched several start-up operations and financed several business enterprises and provided management support and development for all phases of management with an emphasis on business integration and financial controls. Mr. Ayling has a BBA in marketing from University of Toledo.

     Michael D. Slates will be the secretary, treasurer and a director of USI has experience in a wide range of areas, including general corporate legal work, finance and banking. From 2000 to the present, Mr. Slates has been the vice president of finance and administrator of Leisure Direct, Inc. From 1992 to 2000, he was with Bank One Corporation and held positions as assistant general counsel, special assets manager and vice president, commercial banking. Mr. Slates has an MBA and J.D., cum laude from Northern Illinois University, DeKalb and a BA in Political Science from Millikin University, Decatur, Illinois. Mr. Slates has also earned his CFA charter from the Association of Investment Management Research.

Board of Directors' Meetings and Committees

     During the fiscal year ending December 31, 2002, our board of directors acted by unanimous consent on one occasions and had a meeting on one occasion. Our entire board participated in each action. We do not have standing nominating, audit or compensation committees.

Director Compensation

     Our directors currently are not compensated for serving as members of our board of directors.


                             EXECUTIVE COMPENSATION


     We have not paid any cash compensation or other benefits to our executive officers since our inception.


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